Metal Storm Limited ABN 99 064 270 006 PO Box 3221 Darra Qld 4076 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811 Web Site: www.metalstorm.com Email Address: msau@metalstorm.com
September 7, 2010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Tara L. Harkins

RE:	Metal Storm Limited
Form 20-F for the year ended December 31, 2009
Filed July 15, 2010
File No. 000-31212
Ladies and Gentlemen:
Set forth below is the response of Metal Storm Limited (the “Company”) to the comments contained in the staff’s letter dated August 19, 2010 to Mr. Brett Farmer, Chief Financial Officer, regarding the Company’s Form 20-F filed July 15, 2010 (the “Report”). For ease of reference, the staff’s comments have been repeated below, with the Company’s response set forth underneath.
Form 20-F for the year ended December 31, 2009
Consolidated Statement of Cash Flow, page F-5
1.	We note that you recognized a $732,000 cash inflow related to a research and development tax concession during 2008 within your cash flows from operating activities. Please tell us the nature of this research and development concession and how you are accounting for this concession. Cite the accounting literature relied upon and how you applied it to your situation.
Nature of the research and development concession
The Research and Development (R&D) Tax Concession is an Australian government initiative to increase the level of R&D being conducted by Australian companies. The concession enables companies to deduct expenditure on R&D activities from their assessable income. The Australian government has enhanced the R&D Tax Concession by providing small companies with an R&D Tax Offset (i.e. a refundable tax offset), equivalent to the value of the deduction available under the R&D Tax Concession provisions. The R&D Tax Offset provides innovative small companies, particularly those in tax loss who cannot gain immediate benefit from the R&D Tax Concession, an opportunity to increase their cash flow when they most need it during their initial growth phase.
The R&D Tax Concession is only available to companies who meet the following criteria:
•	revenue of less than $5 million per income year;
•	[Australian owned] R&D expenditure aggregating over $20,000 per income year; and
•	R&D expenditure totalling less than $1 million for an income year between 2001-02 and 2008-09 and less than $2 million for the 2009-10 income year.
Accounting for this concession
We account for this R&D Tax Concession in accordance with IAS 20. We apply IAS 20 paragraph (7) which states government grants shall not be recognized until there is reasonable assurance

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Metal Storm Limited
that (a) the entity will comply with the conditions attaching to the grant and (b) the grant will be received.
The eligibility of the grant is considered by the Australian government upon lodgment of part of the Company’s tax return. This is prepared after the close of the Company’s income tax year. Therefore the Company does not have reasonable assurance it is eligible for the grant until such time. IAS 20 paragraph (20) requires that a government grant receivable as compensation for expenses already incurred shall be recognized in the period in which it becomes receivable. We recognize the grant upon approval of the claim by the Australian government.
We present the grant in the Income Statement in accordance with IAS 20 paragraphs (29-31). This permits an accounting policy choice to present the grant as a reduction in expenses incurred or as other income. As Metal Storm has relatively little revenue, particularly in proportion to the size of the grant, we have made the accounting policy choice to offset the grant against the relevant expenditure.
Consideration of IAS 12
IAS 12, Income Taxes, defines income taxes as all domestic and foreign taxes based on taxable income. Because the R&D Tax Concession is not based on taxable income and paid in cash (as opposed to a reduction in the tax liability), the R&D Tax Concession does not fall within the scope of income taxes as defined by IAS 12. In effect, the R&D Tax Concession is a form of business subsidy (in respect of qualifying R&D expenditure) which is delivered and administered through the tax system. Therefore, it is not appropriate to recognize the R&D Tax Concession as a reduction of the income tax expense or refundable income tax credit.
Revenue Recognition, page F-10
2.	We note that you recognize revenue net of returns, trade allowances, rebates and amounts collected on behalf of third parties. Please revise your future filings to disclose the nature of the returns and rebates offered to your customers and the nature of the amounts collected on behalf of third parties. Within your disclosure, please explain how you are accounting for each of these items in accordance with IAS 18 and IFRIC 13. Provide us with a sample of your proposed disclosure.
It is the Company’s policy to recognize revenue in the manner stated above. Metal Storm is an early stage enterprise where all revenue recognized is in relation to contracts that test the feasibility of our technology for certain applications, rather than product sales. These contracts are primarily with branches of the US armed forces. No contracts to date have offered rebates, trade allowances and/or discounts.
We anticipate product sales in the near future and may offer sales incentives in order to attract and retain customers. We do not currently know the form, size or extent of the sales incentives we may offer to customers but believe such incentives may be required to attract customers.
We are unable to provide proposed disclosures until we finalize the terms and conditions of the sales incentive programs to be offered in the future. However, we will revise future filings to state that no returns, trade allowances or rebates were offered and no amounts were collected on behalf of third parties for the periods covered by the financial statements included in our most recent annual report.
Note 3, Financial Risk Management , page F-16

Metal Storm Limited
3.	We note on page F-19 that you present a rollforward related to the changes in your Level 3 instruments for each reporting period presented. We further note that you present the line item entitled “Other Decreases” within this rollforward. Please explain to us what you mean by this category and how you considered the disclosure requirements of paragraph 27B (c) and (c) of IFRS 7.
The level 3 instrument referred to in this roll forward is the conversion derivative embedded in our convertible notes. The “Other Decreases” line in this table refers to the settlement of convertible notes by exercising the embedded conversion derivative to convert the notes to common equity. The notes are exercisable at the discretion of the holder and settlement of the note, by means of conversion to common equity, occurred periodically throughout the year.
We considered the disclosure requirements of IFRS 7 paragraph 27B (c) in creating the table by classifying the various movements of the conversion derivative into separate categories.
In the case of the conversion derivative, the movement in the derivative was affected by two factors;
•	the conversion of notes to shares; and
•	the revaluation of the derivative to fair value at each reporting date.
We disclosed each of these factors separately in the table by using a separate line for each.
We then further considered IFRS 7 paragraph 27B (c) iii which requires purchases, sales, issues and settlements to be disclosed separately. The “Other Decrease” represents settlements. There were no purchases, sales or issues during the year. We will revise future filings to more specifically describe the settlement of convertible notes by conversion.
Note 4, Critical Accounting Estimates and Judgments, page F-20
4.	We note your disclosures related to the determination of the fair value of your financial instruments that are not traded in active markets. Please revise your future filings to disclose how you determined the underlying assumptions utilized within each model.
We acknowledge your comments in relation to these disclosures and will provide the required information in future filings.
Note 5, Segment Information, page F-20
5.	Please revise this note in future filings to provide the information outlined in paragraph 34 of IFRS 8 related to your major customers.
We acknowledge your comments in relation to these disclosures and will provide the required information in future filings.
Note 18, Current Liabilities – Interest Bearing Loans and Borrowings, page F-29
6.	We note your disclosures here and within the filing related to your 203,703,704 10% coupon convertible notes issued during fiscal 2006 that matured during fiscal 2009. We further note that you issued options in connection with these convertible notes. Please tell us and revise your filing to clearly explain how you originally accounted for this loan under IFRS including the embedded conversion feature and the options issued in connection with the transaction. Cite the accounting

Metal Storm Limited
literature relied upon and how you applied it to your situation. Refer to the guidelines IFRS 7, IAS 32 and IAS 39.
On August 10, 2007 and December 6, 2007 the SEC staff raised similar comments on the original accounting for the convertible notes originally scheduled to mature on September 1, 2009. Please refer to the Company’s response dated October 24, 2007 and January 29, 2008 which address how the Company originally accounted for this loan under IFRS including the embedded conversion feature. See Appendix A and B.
The 2007 comment letters, and the corresponding responses, did not request or include explanation of the accounting for the options attached to the convertible notes scheduled to mature in fiscal 2009. The detachable options are accounted for separately from the convertible note. IAS 39 paragraph (10) states “A derivative that is attached to a financial instrument but is contractually transferable independently of the instrument is not a conversion feature, but a separate financial instrument.” The options are detachable, and thus should be accounted for separately.
The detachable options, each which may be settled for a single ordinary share (fixed for fixed), are treated as a component of equity and not adjusted to fair value. IAS 32 paragraph (22) states that “a contract that will be settled by the entity delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or a financial asset is an equity instrument. Changes in the fair value of an equity instrument are not recognized in the financial statements”. Therefore, the original value assigned will remain a component of equity indefinitely and will not be adjusted depending on exercise or fair value movements in the securities.
The most recent annual filing includes financial statements covering periods from January 1, 2007 to December 31, 2009. The original accounting for the convertible notes issued in 2006 is outside of the period covered by the financial statements. The Company believes the filing, including financial statements and Management Discussion and Analysis, provide adequate disclosure for the transactions which occurred during the period. The Company will revise future filings to provide additional disclosure surrounding convertible note accounting for the periods covered by the financial statements.
7.	Further to the above, we note that you amended these convertibles notes by extending the maturity date to 2011 and by bifurcating the convertible notes into interest bearing and secured non-interest bearing. We finally note that you recognized an A$2.5 million gain on the extinguishment of debt since you considered these notes extinguished. Please address the following comments:
•	Please explain to us why you have considered the debt extinguished and recorded a A$2.5 million gain on the extinguishment debt related to this amendment.

•	Please explain to us how you determined what amounts of the convertible notes to bifurcate as interest bearing and as non-interest bearing. Within your discussion, please explain how you are accounting or the non-interest bearing loans.
Refer to guidelines in IFRS 7, IAS 32 and IAS 39.
Background
On July 31, 2009 Metal Storm held a meeting of shareholders and a meeting of note holders to consider and resolve to extend the maturity date of the existing interest bearing convertible notes and to provide note holders the choice to exchange unsecured, interest bearing notes for secured notes and options.

Metal Storm Limited
All resolutions were passed by both parties and on conclusion of the meeting the existing notes had their maturity date extended to September 1, 2011.
After the meeting, the Company began preparations for an election process whereby note holders would have the choice to continue to hold their interest bearing notes or to elect to exchange them for secured notes.
This process concluded on September 24, 2009.
Guidance Considered
In determining the accounting treatment for both the extension of the convertible note and providing note holders to elect to exchange interest bearing notes for non interest bearing notes, we considered the guidance in IAS 39 paragraph (40). This requires that a substantial modification of the terms of an existing financial liability to be accounted for as an extinguishment of the original facility and the recognition of a new one.
A substantial modification of the terms of the existing financial liability may be a quantitative or a qualitative change of the terms. Quantitatively, IAS 39 paragraph (AG62) states that the terms are substantially different if the discounted present value of the cash flows under the new terms is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability. Qualitative changes to a financial liability could include a change in counterparty, currency the liability is denominated in, security interest in the assets of the issuer, or conversion ratio amongst others.
Extension of interest bearing note
The discounted present value of the cash flows of the interest bearing note decreased 35% upon the extension of the maturity date from September 1, 2009 to September 1, 2011. Because the discounted present value of the cash flows of the liability is greater than 10 percent different after the extension, the liability scheduled to mature at September 1, 2009 was extinguished and a new liability scheduled to mature at September 1, 2011 was recognized.
IAS 39 paragraph (41) requires any difference between the carrying amount of the financial liability extinguished and the consideration paid to be recorded in the profit and loss. The fair value of the consideration paid, being an interest bearing convertible note maturing September 1, 2011, was $0.135 per note
Bifurcation of Notes
Upon the resolution by note holders and shareholders to extend the maturity date of the notes and bifurcate them into interest bearing and secured notes, all existing notes were classified as interest bearing.
The Company then held an election process whereby note holders could elect to convert some or all of their interest bearing notes into non interest bearing notes. At the time of bifurcation, there were 142,871,195 notes on issue and, at completion of the election process, note holders had elected to convert 109,504,140 interest bearing notes into non interest bearing notes, leaving 33,367,055 notes as interest bearing. The fair value of the secured, non interest bearing convertible note maturing September 1, 2011 and detachable options was $0.135, the same fair value as the interest bearing note.
Accounting for interest bearing notes exchanged for non interest bearing notes applies the same qualitative and quantitative considerations as explained above. Quantitatively, the discounted present value of the non interest bearing note was 17% less than the discounted present value of

Metal Storm Limited
the interest bearing note which it was exchanged for. Since the change in discounted present value was greater than 10%, the election of secured notes was accounted for as an extinguishment of the existing financial liability and the recognition of a new financial liability. Qualitatively, the non interest bearing note included a security interest in the assets of the Company. The Company believes that granting this security interest is a qualitatively substantial modification which would requirement extinguishment of the financial liability and recognition of a new liability.
Accounting for the non interest bearing note
The non interest bearing note package has been recognized at fair value. The convertible non interest bearing note portion was separated into the embedded derivative conversion option which was valued first. The non interest bearing loan component was the residual. The embedded derivative is recognized at fair value through the profit and loss. The non interest bearing loan portion is accreted to face value over its life using the effective interest rate method as per IAS 39 paragraph 11, paragraph 9 — definition of the effective interest rate method and IAS paragraph AG28-
8.	Finally, we note that you issued 78,217,067 options as an incentive to the interest-bearing convertible note holders to exchange their notes for secured non-interest bearing notes. Please explain to us how you accounted for the options. Cite the accounting literature relied upon and how you applied it to your situation.
The issue of options was directly related to the election by note holders to exchange interest bearing notes for non interest bearing notes. The options would not have been issued if the non interest bearing notes were not exchanged at note holder’s election for the interest bearing note holders. The non interest bearing notes were recognized as a new financial liability and that the overall transaction was being treated as an extinguishment of debt and issue of new debt.
The detachable options are accounted separately from the non interest bearing convertible notes. IAS 39 Paragraph 10 states “A derivative that is attached to a financial instrument but is contractually transferable independently of the instrument is not a conversion feature, but a separate financial instrument.” Whilst these options are not quoted on a listed market, they are detachable, and thus should be accounted for separately.
The detachable options are treated as a component of equity and not adjusted to fair value. IAS 32 paragraph 22 states that “a contract that will be settled by the entity delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or a financial asset is an equity instrument. Changes in the fair value of an equity instrument are not recognized in the financial statements”. Therefore, the original value assigned will remain in equity indefinitely and will not be adjusted depending on exercise or fair value movements in the securities.
Note 30, Reconciliation of Loss after Income Tax to Net Cash Inflow from Operating Activities, page F-39
9.	We note from page F-25 that you created an A$1.2 million provision for doubtful debts during fiscal 2008 related to a single customer who was significantly outside its payment terms. We further note here that you present a reconciling item totaling with a zero balance for an “impairment loss on receivables” within your reconciliation from your 2008 net loss to 2008 net cash used in operating activities. Please reconcile the amounts reported here and on page F-25.
The recognition of the A$1.2 million provision for doubtful debts was not recorded in the profit and loss as a doubtful debts expense in 2008 and would not be a reconciling item in the reconciliation

Metal Storm Limited
from 2008 net loss to 2008 net cash used in operating activities. The A$1.2 million provision arose through the de-recognition of deferred revenue and the recognition of a provision for doubtful debts.
Exhibit 12.1 and 12.2
10.	We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Instruction 12 to the Exhibits of Form 20-F. Specifically, we note that you replace the word “company” for “Metal Storm” within the certifications. Please revise your certifications in future filings to confirm the exact wording required by Instruction 12 to the Exhibits of Form 20-F.
We acknowledge your comments in relation to these certifications and will use the exact wording in future filings.
* * * * *
As requested in your letter dated August 19, 2010, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
Please contact me on +61 7 3123 4700 if you would like to discuss any issues further. Thank you for your attention to this matter.

Very truly yours,
By:	/s/ Brett Farmer
	Name:	Brett Farmer
	Title:	Chief Financial Officer

Appendix A

Metal Storm Limited
ABN 99 064 270 006

PO Box 128
Richlands Qld 4077
Tel: +61 (0) 7 3123 4700
Fax: +61 (0) 7 3217 0811

Web Site: www.metalstorm.com
Email Address: msau@metalstorm.com
October 24, 2007
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Julie Sherman

RE:	Metal Storm Limited
Form 20-F for the year ended December 31, 2006
Filed May 18, 2007
File No. 000-31212
Ladies and Gentlemen:
Set forth below is the response of Metal Storm Limited (the “Company”) to the comments contained in the staff’s letter dated August 10, 2007 to Dr. Lee J. Finniear, Chief Executive Officer, regarding the Company’s Form 20-F filed May 18, 2007 (the “Report”). For ease of reference, the staff’s comments have been repeated below, with the Company’s response set forth underneath.
Form 20-F for the year ended December 31, 2006
Item 15. Controls and Procedures, page 52
1.	We note your statement that your chief executive officer and your chief financial officer “became aware of the weaknesses related to internal control over financial reporting as described below.” It does not appear that your certifying officers have reached a definitive conclusion that your disclosure controls and procedures are not effective. Please amend the filing to state in clear and unqualified language the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures as of December 31, 2006.
Further to our US legal counsel’s discussion with the staff, reference is made to our disclosure in the concluding paragraph of Item 15 on page 53 of the report in which the certifying officers provide the definitive conclusion in clear and unqualified language that the Company’s disclosure controls and procedures are not effective, stating “At this time however            we acknowledge that the disclosure controls and procedures are not effective.”
Note 27. Significant Differences between AIFRS and U.S. GAAP, page F-53
(d) Convertible Notes, page F-54
2.	We note that under AIFRS, the conversion feature of the convertible note was considered an embedded derivative that is accounted for at fair value and classified as a liability. We also note that under U.S. GAAP, the conversion feature of the convertible note was not bifurcated and separately accounted for as a GAAP difference in this Note and that a beneficial conversion was recorded in accordance with U.S. GAAP. Please respond to the following:
•	Tell us and revise the note in future filings to disclose the specific terms and features of the notes that require you to bifurcate and separately account for the conversion feature as a derivative

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Appendix A

Metal Storm Limited
ABN 99 064 270 006

PO Box 128
Richlands Qld 4077
Tel: +61 (0) 7 3123 4700
Fax: +61 (0) 7 3217 0811

Web Site: www.metalstorm.com
Email Address: msau@metalstorm.com
under AIFRS. Tell us the specific AIFRS literature, for example — the specific paragraphs of IAS 32, 39 or other applicable guidance, on which you based your accounting and presentation of the conversion feature.
•	Please provide us with your analysis of SFAS Statement 133 and EITF 00-19 on which you based your conclusion that bifurcation of the conversion feature was not also required for US GAAP purposes.

•	Tell us whether for US GAAP purposes you concluded that the debt was “conventional convertible” as defined in paragraph 4 of EITF Issue 00-19 and EITF Issue 05-2. Tell us how you considered the terms of the debt agreement that include features under which the conversion price may change when reaching your conclusion.
Terms of the instrument
The following are key terms and features of the components of the instrument we considered in determining our accounting treatment and presentation under A-IFRS and US GAAP.
The Convertible Notes have the following terms and features:
•	One Note offered for issuance for every 2.674 ordinary shares held by existing shareholders

•	Notes issued at a fixed purchase price of A$0.135 per Note

•	Notes have a 3 year term from issue date, maturing on August 31, 2009 and bear annual interest of 10% payable quarterly

•	Convertible to ordinary shares on the first business day of each quarter prior to maturity date or at maturity date except for any note holders who hold more than 5% of notes on issuance may convert at any time.

•	Convertible at a conversion price equal to the lesser of A$0.135 or 90% of the volume weighted average price per share for the preceding 30 business days prior to conversion date

•	Represents unsecured obligations

•	Non —callable and have no early redemption feature (except for default)

•	Registered on the ASX subsequent to closing date
For every 2 notes purchased, the note holder received 1 new option (referred to as a “Detachable” or “Free-standing” Option). The Free-standing Options have the following terms and features
•	Each Option issued for no additional consideration

•	Each Option entitles the holder to subscribe for one ordinary share upon exercise

•	Fixed exercise price of A$0.15

•	Exercisable anytime between issuance and August 31, 2009

•	Registered on the ASX subsequent to the closing date

•	If the Company makes a pro rata issue to existing shareholders, the exercise price of each Option will be reduced in the manner permitted by the listing rules

•	If the Company makes a bonus issue to existing shareholders, the number of shares over which the Option is exercisable will be increased in the manner permitted by the listing rules

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Appendix A

Metal Storm Limited
ABN 99 064 270 006

PO Box 128
Richlands Qld 4077
Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811

Web Site: www.metalstorm.com Email Address: msau@metalstorm.com
Accounting Treatment of Conversion Feature — Australian Equivalents to IFRS (‘A-IFRS”)
Conversion Feature in the Notes
To consider the accounting treatment of the instrument under A-IFRS we referred to AASB 132 and AASB 139.
AASB 132 paragraph 11 states that “a financial liability is any liability that is:
a.	a contractual obligation:
i.	to deliver cash or another financial asset to another entity; or

ii.	to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity; or
b.	a contract that will or may be settled in the entity’s own equity instruments and is:
i.	a non-derivative for which the entity is or may be obliged to deliver a variable number of the entity’s own equity instruments; or

ii.	a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments.
The terms of the Convertible Notes specify that the number of shares issues on conversion is determined by reference to the lesser of A$0.135 or 90% of the volume weighted price per share.
This conversion mechanism would result in a variable number of shares being issued on conversion, where the volume weighted price per shares is less than A$0.135. The conversion terms will therefore not always result in exchange of a fixed number of the equity instruments for a fixed amount of cash.
Under AASB 132 paragraph 11b (ii), this results in the conversion feature meeting the definition of a financial liability.
AASB 139 paragraph 10 states that an embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract — with the effect that some of the cash flows of the combined instrument vary in a similar way to a stand-alone derivative.
The cash flows of the combined note vary with the entity’s share price, as a result of the conversion feature, notwithstanding that the “cash flows” will be settled in equity instruments. The nature of the conversion feature financial liability therefore meets the definition of an embedded derivative.
AASB 139 paragraph 11 requires that an embedded derivative is separated from the host contract if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract; if a separate instrument would meet the definition of a derivative and the combined instrument is not measured at fair value through profit and loss.
Paragraph AG30 (a) of AASB 139 provides an example where an embedded option enabling the holder to reacquire an instrument for an amount that varies based on change of equity price is not closely related to a host debt instrument. By analogy, the conversion feature is considered not closely related to the host contract. Since the conversion feature would meet the definition of a derivative on a stand-alone basis and the host contract is not at fair value through profit and loss in its entirety, bifurcation is therefore required.

U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

Appendix A

Metal Storm Limited
ABN 99 064 270 006

PO Box 128
Richlands Qld 4077
Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811

Web Site: www.metalstorm.com Email Address: msau@metalstorm.com
Transaction Costs
Subsequently, we wish to advise the SEC Staff that in fiscal year 2007 we have changed our accounting policy for the treatment of the transaction costs related to this instrument under AIFRS.
The change in policy results in approximately A$1.4 million of transaction costs previously allocated to the non-derivative liability component and capitalised being allocated to the embedded derivative which in turn is recognised at fair value in the accounts. This results in an initial fair value loss on the derivative of A$1.4 million.
AASB 139 paragraph 43 requires that when a financial asset or financial liability is recognised initially it is measured at its fair value plus, in the case of financial assets or financial liabilities not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Any such transaction costs relating to financial assets and financial liabilities which are at fair value through profit and loss, which includes all derivatives, are therefore recognised in profit or loss as an immediate expense.
AASB 132 paragraph 38 requires that transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components of the instrument in proportion to the allocation of proceeds. Transaction costs that relate jointly to more than one transaction (e.g. costs of a concurrent offering of some shares and a stock exchange listing of other shares) are allocated to those transactions using a basis of allocation that is rational and consistent with similar transactions.
The decision to change our policy came about after a review by our newly appointed auditors in which we considered whether a more relevant accounting treatment might be appropriate. We considered their views and agreed that a change in policy was appropriate in this case.

	Classification of	Allocation of	Original	Revised
Components of	component of	proceeds on	allocation of	allocation of
Instrument	instrument	initial recognition	transaction costs	transaction costs
		$A million	$A million	$A million
Detachable options	Equity	4.4	0.7	0.7
Note	Financial Liability	15.2	4.0	2.6
Conversion feature	Financial liability — embedded derivative	7.9	0.0	1.4
Total		27.5	4.7	4.7
The full effects of the change in accounting policy will be made in our 2007 financial statements.

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4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

Appendix A

Metal Storm Limited ABN 99 064 270 006 PO Box 128 Richlands Qld 4077 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811 Web Site: www.metalstorm.com Email Address: msau@metalstorm.com
Accounting Treatment of Conversion Feature — US GAAP
Free-standing Options
As described above, in addition to the Convertible Notes, the Company issued Free-standing Options that have been accounted for under consideration of APB 14 and EITF Issue 00-19.
APB 14 states that the proceeds from the sale of debt with stock purchase warrants should be allocated to the two elements of the security, based on the relative fair values of the debt security without the warrants and of the warrants themselves at the time of issuance. The Free-standing Options are free-standing, legally detachable, separately exercisable, and have only a single settlement mechanism whereby the holder will pay the fixed strike price on a gross basis and receive a fixed number of physically delivered shares; therefore, although issued in conjunction with the Convertible Notes, the Free-standing Options were considered to represent “detachable stock purchase warrants” as described in APB 14, and as such, allocated a portion of the proceeds. Upon our assessment that a portion of the proceeds would be allocated to the free-standing warrants, we evaluated the classification of the proceeds between debt and equity under EITF Issue 00-19.
EITF Issue 00-19 states that unless the economic substance indicates otherwise, contracts that fall under scope of the EITF would be initially classified as equity in situations where the contract requires physical settlement or net-share settlement or when contracts give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 (of the EITF) have been met. The Free-standing Options require settlement in the Company’s own stock and no circumstances or features associated with the Free-standing Options exist under which the Company can be compelled, due to circumstances outside of its control, to settle the Free-standing Option for cash. Pursuant to our assessment, we determined the Free-standing Options meet the conditions of paragraphs 12-32 of the EITF and that the proceeds allocated to Free-standing Options (as required by APB 14), should therefore be classified in equity.
Conversion Feature in the Notes
We considered the Convertible Notes to contain a conversion feature that required assessment under FAS 133 as to whether or not this conversion option within the Convertible Notes was an embedded derivative that would require bifurcation and separate accounting. Consistent with FAS 133, we determined that the conversion option would be accounted for as a derivative instrument unless it did not meet the definition of a derivative as a standalone contract (see paragraph 12(c)). In our evaluation of the conversion feature, it was noted that FAS 133 excludes contracts from being derivative instruments under the statement if, among other things, the contract is both (1) indexed to its own stock and (2) classified in stock holders’ equity in its statement of financial position (see paragraph 11(a)).
We evaluated whether the embedded conversion feature would be treated as equity under EITF 00-19. The EITF states that for the purposes of evaluating, under FAS 133, whether an embedded derivative indexed to a company’s own stock would be classified in stockholders’ equity if freestanding, the requirements of paragraphs 12—32 of the EITF do not apply if the contract is considered to be a conventional convertible debt instrument. For such an instrument, the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer); paragraphs 12—32 do apply when evaluating any other embedded derivative (see paragraph 4).
The Convertible Notes are convertible at the lesser of A$0.135 or 90% of the volume weighted price per share for the preceding 30 days to the conversion date. Due to this variability, we did not consider the

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Appendix A

Metal Storm Limited ABN 99 064 270 006 PO Box 128 Richlands Qld 4077 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811 Web Site: www.metalstorm.com Email Address: msau@metalstorm.com
Convertible Notes to be strictly “conventional convertible debt” as stated under EITF Issue 05-2, as the holder of the instrument is not provided with an option to convert into a fixed number of shares as the number of shares will depend on the volume weighted price prior to the conversion date. Accordingly, this possible variability in the number of shares to be delivered upon exercise of the conversion feature means that EITF 00-19 would apply, and the conditions in paragraphs 12—32 of the ETIF were then evaluated for determination of the appropriate equity or debt classification of the embedded conversion feature.
On a basis similar to the Free-standing Options (albeit potentially a variable number of shares being issued upon conversion), we have to settle the conversion feature in the Company’s own stock and that no circumstances exist under which we could be compelled to pay cash to settle the conversion feature, we considered the conversion feature to meet the conditions of paragraphs 12-32 of the EITF. As part of our assessment of these paragraphs of EITF Issue 00-19, we considered a) the Australian Corporations Law which does not limit the amount of capital a Company is authorised to issue and b) the Company’s Constitution which does not limit the amount of share capital that can be issued and provides the ability of the Company’s Board to issue shares at its discretion as it sees fit. We believe that net-share settlement of the conversion feature will never be out of the control of the Company as it can issue additional authorized shares as needed without obtaining further approval. Further, there are no circumstances under which the Company can be compelled to pay cash to the holder to settle the value of the option.
Therefore, a standalone option consistent with the embedded conversion feature of the Convertible Notes would receive equity classification and thus, the conversion feature was determined to be excluded from the scope of FAS 133 under paragraph 11(a) of the statement. Because the conversion feature was not bifurcated under FAS 133, we did not account for the embedded conversion feature separately from value assigned to the Convertible Notes.
Consideration of a Beneficial Conversion Feature
Based on our assessment that conversion feature was excluded from consideration under FAS 133, we evaluated the conversion option for the existence of a beneficial conversion feature under the guidance of EITF Issue 98-5 and EITF Issue 00-27.
We applied EITF Issue 00-27 for assessing the intrinsic value of the conversion option using the effective conversion price based on the proceeds allocated to the Convertible Notes. We allocated the total proceeds received in the transaction between the Convertible Notes and the Free-standing Options on their relative fair value basis (pursuant to APB 14). The EITF Issue 98-5 model was then applied to the amount allocated to the Convertible Notes and an effective conversion price was calculated and used to measure the intrinsic value of the embedded conversion option (see paragraph 5). We excluded issuance costs from our analysis of the intrinsic value as required by EITF Issue 00-27 (see paragraph 22).
The total proceeds of A$27.5 million (203.7 million notes × A$0.135 per Note) from the transaction were allocated, based on relative fair values as follows:

Free-standing Options:	A$4,379,638
Convertible Notes:	A$23,120,362
We then evaluated whether the embedded conversion option is beneficial to the holder. The allocation between the Free-standing Options and the Convertible Notes would result in an effective conversion price of A$0.1135 per Note (A$23.1 million ÷ 203.7 million Notes). The fair value of the Company’s stock

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Appendix A	Metal Storm Limited ABN 99 064 270 006 PO Box 128 Richlands Qld 4077 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811 Web Site: www.metalstorm.com Email Address: msau@metalstorm.com at the commitment date was A$0.13. The intrinsic value of the conversion option therefore was A$3,361,111 [(203.7 million Notes) × (A$0.13 – A$0.1135)] and recognized as a reduction to the carrying amount of the Convertible Notes as it was a beneficial conversion option. The total debt discount immediately after the initial accounting was performed was A$7,740,749 (A$4,379,638 from the allocation of proceeds to the Free-standing Options and an additional A$3,361,111 from the measurement of the intrinsic value of the conversion option) as disclosed in Note 27(d) in the Company’s financial statements.
Transaction Costs
The Convertible Notes offering was underwritten by Patersons, as a lead manager and underwriter, and Harmony, as a sub-underwriter, and we incurred A$4.7 million in transaction costs. These costs were considered to be a direct cost related to the issuance of the Convertible Notes and Free-standing Options. Accordingly, they were allocated between the Convertible Notes and the Free-standing Options.
As noted above, issuance costs do not affect the determination of the value assigned to the beneficial conversion feature (see paragraph 22 of EITF Issue 00-27) and therefore we did not allocate any amount of the issuance costs to the beneficial conversion feature. In accordance with APB 21 (see paragraph 16), the amount allocated to the Convertible Notes was considered to be a ‘debt issue cost’ and was recorded as Deferred Charges on the balance sheet and amortized to interest expense using the effective interest method. The issuance costs allocated to the Free-standing Options were recorded as a permanent deduction from the proceeds allocated to the Free-standing Options recognized in equity.
As requested in your letter dated August 10, 2007, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
Please contact me on +61 7 3123 4700 if you would like to discuss any issues further. Thank you for your attention to this matter.

Very truly yours,
By:	/s/ Brett Farmer
	Name:	Brett Farmer
	Title:	Chief Financial Officer

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Appendix B	Metal Storm Limited ABN 99 064 270 006 PO Box 128 Richlands Qld 4077 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811 Web Site: www.metalstorm.com Email Address: msau@metalstorm.com
January 29, 2008
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Julie Sherman

RE:	Metal Storm Limited
Form 20-F for the year ended December 31, 2006
Filed May 18, 2007
File No. 000-31212
Ladies and Gentlemen:
Set forth below is the response of Metal Storm Limited (the “Company”) to the comments contained in the staff’s letter dated December 6, 2007 to Dr. Lee J. Finniear, Chief Executive Officer, regarding the Company’s Form 20-F filed May 18, 2007 (the “Report”). For ease of reference, the staff’s comments have been repeated below, with the Company’s response set forth underneath.
Form 20-F for the year ended December 31, 2006
Item 15. Controls and Procedures, page 52
1. We note your response to our prior comment 1. The language on page 53 of your 2006 Form 20-F to which you refer states that “at this time however we acknowledge that the disclosure controls and procedures are not effective.” However, you do not disclose the conclusions of your principal executive and principal financial officers on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, as required by Item 15 of Form 20- F. Further, your use of the word “acknowledge” implies a concession, and when read in context, the language appears to qualify any conclusions that may have been reached and are being conveyed by management. Please amend the filing to fully comply with the requirements of Item 15 of Form 20-F by stating clearly the conclusions of your principal executive and principal financial officers on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the 2006 Form 20- F.
The Company notes the Staff’s comment and has amended its 2006 Form 20-F to clearly state the conclusions of its principal executive and principal financial officers on the effectiveness of the Company’s disclosure controls and procedures as of the end of the period.

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Appendix B

Metal Storm Limited
ABN 99 064 270 006

PO Box 128
Richlands Qld 4077
Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811

Web Site: www.metalstorm.com
Email Address: msau@metalstorm.com
Note 27. Significant Differences between AIFRS and U.S. GAAP, page F-53
2. We note your discussion regarding the change in your accounting policy for the treatment of transaction costs related to the 2006 Notes offering under AIFRS. Please explain the AIFRS accounting guidance (other than AASB 132 and AASB 139) that mandates how you were required to account for financial liability transaction costs in 2006. Please clarify for us why you believe this planned change in accounting represents a choice between acceptable AIFRS accounting method for transaction costs in 2006 and the facts that caused you and your auditors to conclude such a change in your accounting for the costs in 2007 was appropriate. Finally, tell us if there are any new AIFRS accounting standards effective in 2007 that change how you are required to account for transaction costs incurred in connection with financial liabilities.
As background, we incurred A$4.7 million of transaction costs that were directly attributable to the issuance of the 2006 Notes. The allocation of the proceeds and the transaction costs to three components is shown in the following table. The original allocation attributed the transaction costs to components (a) and (b). In June 2007, we changed our policy to attribute the transaction costs to components (a), (b) and (c).

		Allocation of	Original	Revised
	Classification of	proceeds on	allocation of	allocation of
Components of	component of	initial	transaction	transaction
Instrument	instrument	recognition	costs	costs
		$A million	$A million	$A million
(a) Detachable options	Equity	4.4	0.7	0.7
(b) Note	Financial Liability	15.2	4.0	2.6
(c) Conversion feature	Financial liability — embedded derivative	7.9	0	1.4
Total		27.5	4.7	4.7
In response to the Staff’s comments, the principal AIFRS guidance regarding the accounting for an instrument of this nature is AASB 132 and AASB 139. Particularly AASB 132 (38), AASB 139 (9) definition of transaction costs, AASB 139(11), (43) and AASB 139 AG 6 and AG 28. There are no other accounting standards that mandate how the transaction costs incurred in relation to financial instruments are to be accounted for.
AASB 139 AG28 requires an embedded option derivative to be separated from its host contract based on the terms of the option feature and the initial carrying amount of the host instrument is the residual after separating the embedded derivative at its fair value. AASB 132 (38) requires the allocation of transaction costs to equity components of compound instruments. AASB 139 AG 6 outlines how transaction costs for debt are to be allocated. As there is no mention of transaction costs in AG28, it is a matter of judgement to determine the best allocation of those costs to embedded derivatives.
The accounting policy applied in preparing the 2006 financial statements was in accordance with the generally accepted practice whereby transaction costs are allocated entirely to the host debt contract if there is an embedded derivative. Most standalone derivatives do not attract significant transaction costs.

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Appendix B

Metal Storm Limited
ABN 99 064 270 006
PO Box 128
Richlands Qld 4077
Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811
Web Site: www.metalstorm.com
Email Address: msau@metalstorm.com
Embedded derivatives are usually a structured component designed to reduce the overall cost of borrowing. This practice recognises that these transaction costs are part of the cost of borrowing and should therefore be spread as part of the effective interest rate.
When reviewing the instruments for the 2007 financial statements it was clear that the embedded derivative in its own right was an unusually key feature of the fund raising. Investors saw this as a purchase of an option to buy shares rather than a debt instrument with a safety feature. This was shown in the significant number of early conversions. Out of the A$203 milllion of notes issued in September 2006 approximately A$49 million of notes (24%) had already been converted in mid 2007. It was also reflected in the unusually large value of the embedded conversion option on initial recognition as noted in the table above. As such, it appeared inappropriate to defer a significant portion of the costs and therefore the policy was changed to link some of the transaction costs to the underlying derivative and thus to recognise them immediately.
The outcome of the change is that the annual borrowing costs are similar to a standard convertible debt where the embedded option is treated as equity. The costs relating to the derivative are expensed immediately.
On balance, we concluded that such a change in our accounting for the costs in 2007 was appropriate on the basis that the allocation of costs to the embedded derivative was reliable and more relevant than no allocation of costs. As such, the change in policy is supported by paragraph 14 of AASB 108.
There was no change in accounting standards in 2007 that prompted this change.
* * * * *
As requested in your letter dated December 6, 2007, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
Please contact me on +61 7 3123 4700 if you would like to discuss any issues further. Please also forward a copy of any further communication in connection with the review of the Report to Eric Boone at Baker & McKenzie via fax at +61 2 9225 1595,Thank you for your attention to this matter.

Very truly yours,
By:	/s/ Brett Farmer
	Name:	Brett Farmer
	Title:	Chief Financial Officer

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Appendix 1
AASB 132 (38)
38. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components of the instrument in proportion to the allocation of proceeds. Transaction costs that relate jointly to more than one transaction (e.g. costs of a concurrent offering of some shares and a stock exchange listing of other shares) are allocated to those transactions using a basis of allocation that is rational and consistent with similar transactions.
AASB 139 (9) Definition of a transaction cost
Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability (see Appendix A paragraph AG13). An incremental cost is one that would not have been incurred if the entity had not acquired, issued or disposed of the financial instrument.
AASB 139 (11)
11. An embedded derivative shall be separated from the host contract and accounted for as a derivative under this Standard if, and only if:
(a) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract (see Appendix A paragraphs AG30 and AG33);
(b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
(c) the hybrid (combined) instrument is not measured at fair value with changes in fair value recognised in profit or loss (i.e. a derivative that is embedded in a financial asset or financial liability at fair value through profit or loss is not separated).
If an embedded derivative is separated, the host contract shall be accounted for under this Standard if it is a financial instrument, and in accordance with other appropriate Standards if it is not a financial instrument. This Standard does not address whether an embedded derivative shall be presented separately on the face of the financial statements.
11A. Notwithstanding paragraph 11, if a contract contains one or more embedded derivatives, an entity may designate the entire hybrid (combined) contract as a financial asset or financial liability at fair value through profit or loss unless:
(a) the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or
(b) it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited, such as a prepayment option embedded in a loan that permits the holder to prepay the loan for approximately its amortised cost.
AASB 139 (43)
43. When a financial asset or financial liability is recognised initially, an entity shall measure it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

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AASB 139 AG 6
AG6. When applying the effective interest method, an entity generally amortises any fees, points paid or received, transaction costs, other premiums or discounts included in the calculation of the effective interest rate over the expected life of the instrument. However, a shorter period is used if this is the period to which the fees, points paid or received, transaction costs, premiums or discounts relate. This will be the case when the variable to which the fees, points paid or received, transaction costs, premiums or discounts relate, is repriced to market rates before the expected maturity of the instrument. In such a case, the appropriate amortisation period is the period to the next such repricing date. For example, if a premium or discount on a floating rate instrument reflects interest that has accrued on the instrument since interest was last paid or changes in market rates since the floating interest rate was reset to market rates, it will be amortised to the next date when the floating interest is reset to market rates. This is because the premium or discount relates to the period to the next interest reset date because, at that date, the variable to which the premium or discount relates (i.e. interest rates) is reset to market rates. If, however, the premium or discount results from a change in the credit spread over the floating rate specified in the instrument, or other variables that are not reset to market rates, it is amortised over the expected life of the instrument.
AASB 139 AG 28
AG28. An embedded non-option derivative (such as an embedded forward or swap) is separated from its host contract on the basis of its stated or implied substantive terms, so as to result in it having a fair value of zero at initial recognition. An embedded option-based derivative (such as an embedded put, call, cap, floor or swaption) is separated from its host contract on the basis of the stated terms of the option feature. The initial carrying amount of the host instrument is the residual amount after separating the embedded derivative.

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